UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on November 21, 2025, reporting the Company’s results for the third quarter and nine months ended September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: November 21, 2025	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

THIRD QUARTER 2025

21 November 2025

FRONTLINE PLC REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2025

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the three and nine months ended September 30, 2025:

Highlights

•	Profit of $40.3 million, or $0.18 per share for the third quarter of 2025.
•	Adjusted profit of $42.5 million, or $0.19 per share for the third quarter of 2025.
•	Declared a cash dividend of $0.19 per share for the third quarter of 2025.
•	Reported revenues of $432.7 million for the third quarter of 2025.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the third quarter of $34,300, $35,100 and $31,400 per day, respectively.
•
Converted seven existing credit facilities with aggregate outstanding term loan balances of $405.5 million and undrawn revolving credit capacity of $87.8 million into revolving reducing credit facilities of up to $493.4 million in September 2025 and subsequently prepaid a total of $374.2 million in September, October and November of 2025 leading to a reduction in fleet average cash break even rates of approximately $1,300 per day for the next 12 months.

•
Sold its oldest Suezmax tanker, built in 2011, for a net sales price of $36.4 million and delivered the vessel to its new owner in September 2025. After repayment of existing debt, the transaction generated net cash proceeds of approximately $23.7 million in the third quarter of 2025.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The third quarter began in line with seasonal trends, with a typically subdued summer period. However, as the quarter progressed, freight markets strengthened – most notably for VLCCs. The U.S. moved past peak refinery runs, while India increasingly reduced its intake of Russian feedstock, opening up the ton-mile intensive arbitrage between the Americas and Asia. Global oil demand remains resilient, and the gradual reversal of OPEC+ production cuts is beginning to reflect in higher export volumes. Having navigated a modest third quarter, we are encouraged by the strong fundamentals and Frontline’s efficient, spot-focused fleet as we enter the winter market with freight rates at multi-year highs.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“Converting term loan balances into revolving credit facilities enables us to efficiently manage our surplus cash through prepayment of debt, reduce our costs and cash breakeven rates while keeping full flexibility by preserving substantial available and undrawn revolving capacity to support potential fleet growth. We continue to focus on maintaining our competitive cost structure, breakeven levels and solid balance sheet to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE					Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2025	Q3 2025	Q2 2025	Q1 2025	2024	Q4 2025
VLCC	38,200	34,300	43,100	37,200	43,400	83,300	75%	26,000
Suezmax	35,100	35,100	38,900	31,200	41,400	60,600	75%	23,300
LR2 / Aframax	27,900	31,400	29,300	22,300	42,300	42,200	51%	23,600

We expect the spot TCEs for the full fourth quarter of 2025 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the fourth quarter of 2025. See Appendix 1 for further details.

Third Quarter 2025 Results

The Company reported profit of $40.3 million for the third quarter ended September 30, 2025, compared with profit of $77.5 million in the previous quarter. The adjusted profit2 was $42.5 million for the third quarter of 2025 compared with adjusted profit of $80.4 million in the previous quarter. The adjustments in the third quarter of 2025 consist of a $6.0 million gain on the sale of a vessel, $5.7 million synthetic option revaluation loss, $3.0 million unrealized loss on derivatives, $0.4 million in dividends received, $0.2 million gain on marketable securities and $0.1 million share of losses of associated companies. The decrease in adjusted profit from the previous quarter was primarily due to a decrease in our TCE earnings from $283.0 million in the previous quarter to $248.2 million in the third quarter as a result of lower TCE rates in addition to fluctuations in other income and expenses.

Tanker Market Update

According to the Energy Information Administration (“EIA”), global oil consumption averaged 104.8 million barrels per day ("mbpd") in the third quarter of 2025, an increase of 0.8 mbpd from the previous quarter and 1.4 mbpd higher than the same period last year. Asia and Oceania led global demand growth, with China and India together contributing a 0.6 mbpd increase in consumption year on year.

Global oil supply accelerated in the third quarter of 2025, averaging 107.4 mbpd, an increase of 2.4 mbpd compared to the previous quarter and 4.3 mbpd higher compared to the same period last year. According to the EIA, global inventories grew by an average of 2.6 mbpd during the third quarter.  Looking forward, supply is expected to continue to outpace demand by an average of 2.6 mbpd in the fourth quarter.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Sanctions enforcement, shifting trade patterns, and OPEC+ production policy have remained key drivers of fleet utilization and earnings. The third quarter marked the sharpest quarterly increase in global oil supply since 2003 with most of the incremental supply growth coming from non-OPEC producers notably Brazil and the United States, driving higher VLCC utilization and longer trade distances. Sanction enforcement has intensified, with the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) targeting central entities linked to Russian and Iranian oil flows, including Lukoil and Rosneft, which together account for more than 50% of Russia’s oil output and seaborn exports.  The measures are likely to disrupt well-established trading routes and increase demand for compliant barrels, lending further support to the compliant fleet. Early signs indicate that India will follow suit, with refiners reportedly boosting purchases of non-sanctioned crude, prompting a positive realignment in global trade patterns. These recent events seem to have turned the tide for compliant tanker demand with “crude on water” now exceeding the record levels seen in 2020, with the majority of the oil originating west of Suez. The buildup reflects stronger export volumes, longer voyage distances, and growing logistical inefficiencies rather than storage demand. This dynamic has particularly benefited the VLCC segment, where earnings have reached multi-year highs. The combination of expanding supply, longer hauls, and tighter compliance continues to underpin strong fundamentals for the crude tanker market heading into year-end.

The overall tanker order book for the asset classes that Frontline owns is now 20.3% of the existing global fleet, with 135, 111, and 162 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, three VLCCs are expected to be delivered in the remainder of 2025. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027. We continue to observe the aging of the tanker fleet. According to industry sources, 17.4% of the VLCC fleet, 20.3% of the Suezmax tanker fleet and 20.5% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for a product carrying vessel the 15-year age mark is an equally important benchmark with 32.2% of the LR2 tanker fleet currently above this threshold. The average age of the global crude tanker fleet is now 14.1 years, a level not seen since 2000, which is surprising considering the regulatory framework the industry faces in respect of reducing greenhouse gas emissions.

The Fleet

As of September 30, 2025, our fleet consisted of 80 vessels owned by the Company (41 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.6 million DWT. As of September 30, 2025, all of the Company's vessels were ECO vessels3 and 45 were scrubber-fitted vessels with an average age of 7.2 years, making it one of the youngest and most energy-efficient fleets in the industry.

As of September 30, 2025, three of the Company’s vessels (one VLCC, one Suezmax tanker, one LR2/Aframax tanker) were on time charter-out contracts with initial periods in excess of 12 months. The time charter-out contract for the LR2/Aframax tanker is expected to end in the third quarter of 2026, whereas the initial periods for the Suezmax tanker and the VLCC time-charters end in the second and third quarter of 2027, respectively.

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the third quarter of 2025.

3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements.

Corporate Update

The Board of Directors declared a dividend of $0.19 per share for the third quarter of 2025. The record date for the dividend will be December 12, 2025, the ex-dividend date is expected to be December 12, 2025, for shares listed on the New York Stock Exchange and December 11, 2025, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about December 19, 2025.

The Company had 222,622,889 ordinary shares outstanding as of September 30, 2025. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the third quarter of 2025 was 222,622,889.

Financing Update

In September 2025, the Company entered into amendment agreements with some of our relationship banks to convert seven of our existing term loan facilities for eight VLCCs and one Suezmax tanker into revolving reducing credit facilities. Prior to the amendments, $405.5 million was outstanding under the seven term loan facilities and three of the facilities had total undrawn revolving credit capacity of $87.8 million. The new agreements provide initial revolving reducing credit capacity of up to $493.4 million, maturing at the original dates of the term loan facilities, with capacity reduced on a quarterly basis by approximately $10.1 million. Under the terms of the facilities, the Company can repay drawn amounts and draw repaid amounts at any time and elected to prepay $264.6 million in September, $45.1 million in October and $64.5 million in November of 2025. By entering into the revolving reducing credit facilities and prepaying $374.2 million of the drawn amounts the Company has reduced its mandatory quarterly debt repayments by approximately $8.1 million and reduced future interest expense, leading to a reduction in fleet average cash break even rates of approximately $1,300 per day for the next 12 months. Reducing revolving credit capacity of up to $352.4 million under these facilities remained available and undrawn as of September 30, 2025.

Conference Call and Webcast

On November 21, 2025, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.
In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;

•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international sanctions and international hostilities including the war between Russia and Ukraine and developments in the Middle East, including vessel attacks in the Red Sea and Gulf of Aden and Israel-Iran conflict, acts by terrorists or acts of piracy on ocean-going vessels;

•
the impact of restriction on trade, including the imposition of tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, EU and/or China;

•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
November 20, 2025

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Cato Stonex - Director
Ørjan Svanevik - Director
Dr. Maria Papakokkinou - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2025

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2024 Jul-Sep	2025 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2025 Jan-Sep	2024 Jan-Sep	2024 Jan-Dec
490,318	432,654	Revenues	1,340,597	1,624,741	2,050,385
45	5,977	Other operating income	6,069	94,274	112,121
490,363	438,631	Total revenues and other operating income	1,346,666	1,719,015	2,162,506

194,985	181,595	Voyage expenses and commission	556,164	599,968	773,434
59,446	62,905	Ship operating expenses	183,030	176,791	232,243
6,965	15,334	Administrative expenses	40,199	34,377	36,086
84,156	82,830	Depreciation	246,261	255,882	339,030
345,552	342,664	Total operating expenses	1,025,654	1,067,018	1,380,793
144,811	95,967	Net operating income	321,012	651,997	781,713

5,054	4,124	Finance income	13,367	12,928	17,098
(82,439)	(59,034)	Finance expense	(182,222)	(227,195)	(295,088)
(2,817)	235	Gain (loss) on marketable securities	(1,444)	(2,002)	(3,405)
42	(70)	Share of results of associated companies	1,047	(878)	(599)
602	415	Dividends received	4,230	1,885	3,535
65,253	41,637	Profit before income taxes	155,990	436,735	503,254
(4,796)	(1,318)	Income tax expense	(4,841)	(7,885)	(7,671)
60,457	40,319	Profit for the period	151,149	428,850	495,583
$0.27	$0.18	Basic and diluted earnings per share	$0.68	$1.93	$2.23

2024 Jul-Sep	2025 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2025 Jan-Sep	2024 Jan-Sep	2024 Jan-Dec

60,457	40,319	Profit for the period	151,149	428,850	495,583

		Items that may be reclassified to profit or loss:
(251)	(1,179)	Foreign currency translation gain (loss)	(1,373)	195	1,367
(251)	(1,179)	Other comprehensive income (loss)	(1,373)	195	1,367
60,206	39,140	Comprehensive income	149,776	429,045	496,950

 FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Sep 30 2025	Dec 31 2024
ASSETS
Current assets
Cash and cash equivalents	189,427	413,532
Marketable securities	2,223	4,027
Other current assets	408,257	408,454
Total current assets	599,907	826,013

Non-current assets
Vessels and equipment	4,978,460	5,246,697
Goodwill	112,452	112,452
Investment in associated company	8,778	11,788
Other non-current assets	10,835	23,857
Total non-current assets	5,110,525	5,394,794
Total assets	5,710,432	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	293,561	460,318
Other current payables	144,734	135,335
Total current liabilities	438,295	595,653

Non-current liabilities
Long-term debt	2,946,162	3,284,070
Other non-current payables	759	903
Total non-current liabilities	2,946,921	3,284,973

Equity
Frontline plc equity	2,325,688	2,340,653
Non-controlling interest	(472)	(472)
Total equity	2,325,216	2,340,181
Total liabilities and equity	5,710,432	6,220,807

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2024 Jul-Sep	2025 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2025 Jan-Sep	2024 Jan-Sep	2024 Jan-Dec
		OPERATING ACTIVITIES
164,553	107,633	Net cash provided by operating activities	399,107	568,564	736,412

		INVESTING ACTIVITIES
(2,434)	(3,236)	Additions to newbuildings, vessels and equipment	(5,638)	(910,927)	(915,248)
—	37,150	Proceeds from sale of vessels	37,150	382,350	431,850
—	—	Proceeds from sale of marketable securities	361	—	—
(2,434)	33,914	Net cash provided by (used in) investing activities	31,873	(528,577)	(483,398)

		FINANCING ACTIVITIES
300,199	—	Proceeds from issuance of debt	1,433,715	1,655,236	2,167,296
(362,401)	(348,558)	Repayment of debt	(1,923,647)	(1,323,533)	(1,880,055)
(242)	(135)	Repayment of obligations under leases	(412)	(704)	(930)
(138,026)	(80,144)	Dividends paid	(164,741)	(358,423)	(434,115)
(200,470)	(428,837)	Net cash used in financing activities	(655,085)	(27,424)	(147,804)

(38,351)	(287,290)	Net change in cash and cash equivalents	(224,105)	12,563	105,210
359,236	476,717	Cash and cash equivalents at start of period	413,532	308,322	308,322
320,885	189,427	Cash and cash equivalents at end of period	189,427	320,885	413,532

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2025 Jan-Sep	2024 Jan-Sep	2024 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	1,782	415	415
Other comprehensive income (loss)	(1,373)	195	1,367
Balance at end of period	409	610	1,782

RETAINED EARNINGS
Balance at beginning of period	507,467	445,999	445,999
Profit for the period	151,149	428,850	495,583
Cash dividends	(164,741)	(358,423)	(434,115)
Balance at end of period	493,875	516,426	507,467

EQUITY ATTRIBUTABLE TO THE COMPANY	2,325,688	2,348,440	2,340,653

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,325,216	2,347,968	2,340,181

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	FY 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q3 2024
Adjusted profit
Profit	151,149	40,319	77,543	33,287	495,583	60,457
Add back:
Loss on marketable securities	1,790	—	—	1,790	5,493	2,817
Share of losses of associated companies	70	70	—	—	2,134	—
Unrealized loss on derivatives (1)	12,501	2,994	3,594	5,913	16,191	12,806
Debt extinguishment losses	300	—	283	17	6,307	—
Synthetic option revaluation loss (2)	9,099	5,749	1,748	1,602	—

Less:
Unrealized gain on derivatives (1)	—	—	—	—	(1,493)	—
Gain on marketable securities	(346)	(235)	(111)	—	(2,088)	—
Share of results of associated companies	(1,117)	—	(176)	(941)	(1,535)	(42)
Gain on sale of vessels	(5,977)	(5,977)	—	—	(112,079)	—
Dividends received	(4,230)	(415)	(2,530)	(1,285)	(3,535)	(602)
Debt extinguishment gains	—	—	—	—	(354)	—
Synthetic option revaluation gain (2)	—	—	—	—	(7,982)
Adjusted profit	163,239	42,505	80,351	40,383	396,642	75,436
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	0.73	0.19	0.36	0.18	1.78	0.34

(1) Adjusted profit excludes the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	FY 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q3 2024
Unrealized gain (loss) on derivatives	(12,501)	(2,994)	(3,594)	(5,913)	(14,698)	(12,806)
Interest income on derivatives	11,534	3,410	3,469	4,655	23,904	6,267
Gain (loss) on derivatives	(967)	416	(125)	(1,258)	9,206	(6,539)

(2) The three-year vesting period for the synthetic options granted to employees and board members in the fourth quarter of 2021 ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses due to the revaluation of the synthetic option liability in the periods. Adjusted profit will exclude any gains/losses due to the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	FY 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q3 2024
Revenues	1,340,597	432,654	480,077	427,866	2,050,385	490,318

Less
Voyage expenses and commission	(556,164)	(181,595)	(194,594)	(179,975)	(773,434)	(194,985)
Other non-vessel items	(12,242)	(2,898)	(2,529)	(6,815)	(7,920)	(3,113)
Total TCE	772,191	248,161	282,954	241,076	1,269,031	292,220

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel by vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	FY 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q3 2024
Time charter TCE (in thousands of $)
VLCC	13,840	4,636	4,627	4,577	7,967	3,288
Suezmax	9,826	3,494	3,237	3,095	8,697	3,079
LR2	25,851	5,441	6,806	13,604	56,277	14,202
Total Time charter TCE	49,517	13,571	14,670	21,276	72,941	20,569

Spot TCE (in thousands of $)
VLCC	409,900	122,114	154,513	133,273	642,768	144,698
Suezmax	197,671	66,654	72,205	58,812	337,496	80,805
LR2	115,103	45,822	41,566	27,715	215,826	46,148
Total Spot TCE	722,674	234,590	268,284	219,800	1,196,090	271,651

Total TCE	772,191	248,161	282,954	241,076	1,269,031	292,220

Spot days (available days less off hire days)
VLCC	10,731	3,563	3,586	3,582	14,813	3,651
Suezmax	5,638	1,901	1,854	1,883	8,158	2,023
LR2	4,122	1,458	1,420	1,244	5,102	1,282

Spot TCE per day (in $ per day)
VLCC	38,200	34,300	43,100	37,200	43,400	39,600
Suezmax	35,100	35,100	38,900	31,200	41,400	39,900
LR2	27,900	31,400	29,300	22,300	42,300	36,000

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, net interest expense, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the fourth quarter and therefore may not be reflective of rates to be earned for the full fourth quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the fourth quarter as compared to the total available days in the fourth quarter. The actual rates to be earned in the fourth quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the third quarter of 2025 was 1,053 days for VLCCs, 328 days for Suezmax tankers and 243 days for LR2/Aframax tankers.